FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 3, 2007

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On July 3, 2007, Biomira Inc. issued a press release announcing that the Company has submitted an investigational new drug application to the United States Food and Drug Administration for PX-478.  The press release was filed with the System for Electronic Document Analysis and Retrieval in Canada and is attached to this report.

TABLE OF CONTENTS

Item	Page

Press Release of the Company dated July 3, 2007	4

Signature	6

BIOMIRA FILES INVESTIGATIONAL NEW DRUG APPLICATION
FOR PX-478, A NOVEL INHIBITOR OF HYPOXIA-INDUCIBLE FACTOR-1α

EDMONTON, ALBERTA, CANADA– July 3, 2007 – Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) today announced that it has submitted an investigational new drug (IND) application to the U.S. Food and Drug Administration for PX-478.  PX-478 has been shown in preclinical studies to inhibit hypoxia-inducible factor (HIF)-1α, a protein that controls the transcription of a number of genes whose products are important for tumor growth and survival.   In these preclinical studies, PX-478 has produced significant tumor regression and growth delay in multiple models of human cancers, including cancers of the lung, breast, prostate, colon, kidney, pancreas and ovary.

“HIF-1α plays a critical role in the response of tumor cells to low oxygen, a situation seen in tumors where existing blood vessels are insufficient to supply needed oxygen,” said Dr. Lynn Kirkpatrick, Chief Scientific Officer of Biomira.  “In areas of low oxygen and as tumors grow, they adapt their metabolism due to decreased oxygen and nutrients and attract new blood vessels to bring in more oxygen, a process known as angiogenesis.  Both the altered metabolism and angiogenesis are under the control of HIF-1α. Consequently, HIF-1α is a drug target that provides a multi-pronged approach for cancer therapy. We believe that PX-478 will be the first small molecule to enter clinical development that acts directly to lower HIF-1α protein levels.”

 “With the filing of this IND for PX-478, we are advancing the development of another promising compound,” said Dr. Robert L. Kirkman, M.D., President and Chief Executive Officer of Biomira.  “Upon clearance of the IND, we intend to initiate a Phase 1 trial for this compound in the third quarter of 2007.  We also are on track to advance our other pipeline programs, including initiating another Phase 2 trial for PX-12 and filing an IND for PX-866 by the end of the year. At that point we will have four programs in clinical development, reflecting the diversity and promise of our product pipeline.”

About PX-478
PX-478 is a potent inhibitor of HIF-1α, a protein target whose levels are elevated in a wide range of tumors. The protein is a key factor in the response of a cancer cell to hypoxia (lack of oxygen), including the angiogenic cascade that allows tumors to establish new blood vessels essential to their survival and growth. Inhibition of angiogenesis is a validated approach to treating cancer.

In preclinical studies, PX-478 demonstrated antitumor activity when delivered orally and has shown marked tumor regression and growth inhibition, both of which correlated to the HIF-1α levels of the tumor models. These models included ovarian, renal, prostate, colon, pancreatic, lung and breast cancer, representing a large potential market for this product candidate. The ability to combine PX-478 with radiation therapy may further expand the opportunities for this novel compound.

About Biomira
Biomira is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer. Biomira's goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

Forward-Looking Statements
This press release contains forward-looking statements, including, without limitation, statements related to the pre-clinical and clinical development of PX-478, PX-12 and PX -866; the therapeutic and commercial potential of PX-478, PX-12 and PX-866; the filing of an investigational new drug application for PX-478 and PX-866 and the timing thereof; the initiation of a Phase 1 trial for PX-478; the initiation of a Phase 2 trial for PX-12; and future clinical development plans. Any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Words such as "believes", "anticipates", "plans", "expects", "will", "intends", "potential", "possible" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Biomira's current expectations. Forward-looking statements involve risks and uncertainties. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the clinical development of PX-478, PX-12 and PX-866; the therapeutic and commercial potential of PX-478, PX-12 and PX-866; the filing of an investigational new drug application for PX-478 and PX-866 and the timing thereof; the initiation of a Phase 1 trial for PX-478; the initiation of a Phase 2 trial for PX-12; and future clinical development plans. There can be no guarantee that the results of earlier trials will be predictive of either safety or efficacy in future trials. Biomira expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

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Investor and Media Relations Contact:
Stephanie H. Seiler, Ph.D.
Gemini BioProjects LLC
206-713-0124
ir@biomira.com

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1
Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: July 3, 2007	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration and Chief Financial Officer